Exhibit 99.23

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2010 (the “Form 40-F”), I, Normand Lecuyer, B. Sc., P. Eng. of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009 (the “Report”) and to the inclusion of references to and summaries of the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Normand Lecuyer
Name:	Normand Lecuyer, P. Eng.
Title:	Principal Mining Engineer

Date: March 31, 2011